Maxim Group LLC

300 Park Avenue, 16th Floor

New York, New York 10022

July 28, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Worksport Ltd.
Registration Statement on Form S-1
File No. 333-256142

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 28, 2021, in which we, as representative of the underwriters of the offering, requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, July 28, 2021, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Executive Managing Director &
Head of Investment Banking